

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

Daniel O'Connor
Chairman and Chief Executive Officer
Larkspur Health Acquisition Corp.
100 Somerset Corporate Blvd., 2nd Floor
Bridgewater, New Jersey 08807

  Re: Larkspur Health Acquisition Corp.
   Amendment No. 2 to Registration Statement on Form S-4
   Filed October 21, 2022
   File No. 333-266838

Dear Daniel O'Connor:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Considerations, page 161

1. With reference to the second sentence of your response to prior comment 8, please revise to disclose on page 162 that the Business Combination is not a taxable event for shareholders of the parties to the Business Combination Agreement.

Unaudited Pro Forma Condensed Combined Financial Information, page 166

2. We reissue prior comment 10. In light of your disclosures elsewhere, including on page F-57, indicating that each share of Series A Preferred Stock shall automatically be converted into shares of common stock at the then effective conversion price concurrently with various transactions including the closing of a transaction with a SPAC entity, please

advise why this conversion is not reflected in the pro forma financial information. Alternatively, please revise your pro forma financial information. It is also not clear why the number of potentially dilutive securities was significantly reduced on page 173 including those related to Series A Preferred Stock; however, the Preferred Stock is still showing as outstanding on the pro forma balance sheet as of June 30, 2022. Please advise.

3. The percentage amounts expected to be owned by ZyVersa stockholders of the outstanding combined entity common stock appear to be different in Note 6 on page 173 compared to the percentage amounts disclosed on page 8. Please revise as necessary. Further, the disclosures on page 8 indicate that the percentage ownership of ZyVersa's stockholders has further decreased from the ownership amounts included in response to comment 7 in your letter dated September 27, 2022. Please tell us whether there have been any additional changes to the other factors listed in your response which led to your determination that ZyVersa should be treated as the accounting acquirer pursuant to ASC 805.

You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matt Mamak